VOYA INVESTMENT MANAGEMENT

7337 EAST DOUBLETREE RANCH ROAD, SUITE 100 SCOTTSDALE, AZ 85258

May 31, 2024

VIA EDGAR

Mr. Seamus O'Brien, Esq.

Staff Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

RE: Voya Funds Trust

(File Nos. 333-59745; 811-08895)

Dear Mr. O'Brien:

This letter responds to comments provided by telephone on May 22, 2024, by the Staff (the "Staff") of the U.S. Securities and Exchange Commission (the "SEC") with respect to Post-Effective Amendment No. 128 (the "Amendment") to the registration statement on Form N-1A for Voya Funds Trust (the "Registrant") filed with the SEC, via the EDGAR system, pursuant to Rule 485(a) under the Securities Act of 1933 (the "1933 Act") on April 5, 2024. The Amendment was filed for the purpose of registering Class R6 shares of Voya Government Money Market Fund, a series of the Registrant (the "Fund").

Our summary of the comments and our responses thereto are provided below. Capitalized terms used but not defined herein have the meanings assigned to them in the registration statement. The Registrant intends to file a future post-effective amendment pursuant to Rule 485(b) under the 1933 Act (the "Future Amendment") to, as applicable: (i) reflect the revisions discussed herein in response to the Staff's comments; (ii) make certain non-material changes, as appropriate; (iii) include relevant financial information; and (iv) file exhibits to the registration statement.

1.  Comment: Where a comment is made with respect to disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

Response: The Registrant confirms that where a comment is made with respect to disclosure in one location, it will apply to all similar disclosure appearing elsewhere in the registration statement.

2.   Comment: We note that portions of the registration statement are incomplete. Please fill in all bracketed language and any placeholders prior to effectiveness.

Response: The Registrant confirms that these items will be included in the Future Amendment.

3.   Comment: Footnote one to the Annual Fund Operating Expenses table states that "Other Expenses are based on estimated amounts for the current fiscal year." While instruction six to Item 3 of Form N-1A permitting estimated amounts for "Other Expenses" and related footnote disclosure applies to new funds only, the Staff permits this approach for a new share class of a fund as long as there is a reasonable basis for estimating other expenses for the new share class. Please explain via correspondence the reason for including footnote one in the registration statement.

Response: The Registrant believes that the use of estimated amounts for "Other Expenses" and the related footnote is appropriate because Class R6 shares are a new share class to the Fund, have

Mr. Seamus O'Brien

U.S. Securities and Exchange Commission

May 31, 2024

Page | 2

not yet incurred any such expenses on which to base this calculation, and certain expenses related to the level of assets and shareholder base anticipated for Class R6 shares are not yet known.

4.   Comment: The Staff requests that the Expense Example table show the cost of investing in shares of the Fund for all time periods required under Form N-1A.

Response: The Registrant confirms that it will provide example expenses for the one-, three-, five- and ten-year periods.

5.Comment: Please confirm that the expense examples will take into consideration the waiver/reimbursement discussed under footnote two to the Annual Fund Operating Expenses table for the first year only.

Response: The Registrant confirms that the examples will reflect applicable expense limitation agreements and/or waivers in effect, if any, for the one-year period and for only the first year of the three-, five-, and ten-year periods.

6.  Comment: Because the new share class is included in a standalone prospectus, please include the financial highlights of at least one other existing share class for the periods required under Form N- 1A.

Response: The Registrant confirms that the financial highlights for Class A shares will be included in the Future Amendment.

Should you have any questions or comments regarding this letter, please contact Anna Jagiello at (480) 477- 2309 or the undersigned at (480) 477-2457.

Regards,

/s/ Gizachew Wubishet Gizachew Wubishet, Esq., Voya Investments, LLC

cc:Huey P. Falgout, Jr., Esq., Voya Investments, LLC Joanne Osberg, Esq., Voya Investments, LLC Elizabeth J. Reza, Esq., Ropes & Gray LLP Jessica Reece, Esq., Ropes & Gray LLP Jeremy Smith, Esq., Ropes & Gray LLP